Exhibit 3.1
SECOND AMENDMENT TO BYLAWS
OF
XHIBIT CORP.

This Second Amendment to Bylaws of Xhibit Corp. (this "Second Amendment") is entered into on the date set forth below by Xhibit Corp., a Nevada corporation (the "Company").

RECITALS

A.           On September 19, 2001, the Board of Directors adopted Bylaws for the Company and amended the Bylaws by First Amendment to Bylaws dated December 5, 2007.

B.           The Board of Directors of the Company desire to amend the Bylaws to reflect the changes set forth below.

C.           The Board of Directors ratified and approved this Second Amendment by resolution adopted at a meeting of the Board of Directors to be effective on May 16, 2013, and did not present the Second Amendment for ratification by the Shareholders, pursuant to Nevada Revised Statutes 78.060 (1) (e).

THEREFORE, Article IX as follows shall read as follows:

Control Shares Act. Pursuant to Section 78.378 of the Nevada Revised Statutes, the provisions of Nevada Revised Statutes 78.378 to 78.3793, inclusive and including any subsequent amendments thereto, do not apply to the Company.

FURTHERMORE, This Second Amendment to Bylaws shall be affixed to the Bylaws and made a part thereof to be kept with the Company’s records.

FURTHERMORE, Except as modified herein, the Bylaws, as amended, remain in full force and effect as originally adopted by the Board of Directors of the Company.

CERTIFICATE

I, Michael J. Schifsky, the duly elected, qualified and acting Secretary of Xhibit Corp, a Nevada corporation, do hereby certify that the above and foregoing is the Second Amendment to Bylaws of this Company, duly and regularly adopted by Unanimous Written Consent of the Board of Directors.

DATED this 16th day of May, 2013.

/s/ Michael J. Schifsky
Michael J. Schifsky, Secretary